EXHIBIT 4.7

EIGHTH AMENDMENT

TO

THE MAYTAG CORPORATION

DEFERRED COMPENSATION PLAN I

WHEREAS, Maytag Corporation (the “Corporation”) maintains the Maytag Corporation Deferred Compensation Plan I (the “Plan”), as adopted effective January 1, 2003, and as amended through the Seventh Amendment; and

WHEREAS, the Corporation has entered into an Agreement and Plan of Merger, dated August 22, 2005, among the Corporation, Whirlpool Corporation, a Delaware corporation (“Whirlpool”), and Whirlpool Acquisition Co., a Delaware corporation and wholly owned subsidiary of Whirlpool (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement all shares of the common stock of the Corporation will be exchanged for Whirlpool Corporation common stock and cash under the terms of the Merger Agreement; and

WHEREAS, Section 10.1 of the Plan provides that the ERISA Executive Committee of the Corporation (the “Committee”) may amend the Plan provided the amendment does not have a material cost impact to the Corporation or its participating affiliates; and

WHEREAS, the Committee deems it appropriate to amend certain provisions of the Plan to remove a fund investing in the common stock of the Corporation as a hypothetical investment alternative under the Plan and to provide that a fund investing in the common stock of Whirlpool will be available as a hypothetical investment alternative; and

NOW, THEREFORE, BE IT RESOLVED, that the Committee has determined that this amendment will not have a material cost impact on the Corporation or its participating affiliates; and

FURTHER RESOLVED, the Committee hereby amends the Plan as follows effective immediately prior to the Closing (as defined in the Merger Agreement):

1.             Section 4.3.2 of the Plan is hereby deleted in its entirety and replaced with the following:

4.3.2        Earnings Credits. The Company will establish a procedure by which a Participant (or Beneficiary following the death of a Participant) may elect to have his/her Earnings Credits determined based on the performance of one or more investment options deemed to be available under the Plan. The Investment Committee of the Company, in its sole discretion, will determine the investment options that will be available as benchmarks for determining the Earnings Credit, which may include mutual funds, common or commingled investment funds or any other investment option deemed appropriate by the Company, and will include a fund that invests in common stock of Whirlpool Corporation. The Investment Committee of the Company may at any time and from time to time add to or remove from the investment options deemed to be available under the Plan.

A Participant (or Beneficiary following the death of the Participant) will be allowed on a hypothetical basis to direct the investment of his/her Account among the investment options available under the Plan. Hypothetical investment directions may be given with such frequency as is deemed appropriate by the Company, and must be made in such percentage or dollar increments, in such manner and in accordance with such rules as may be prescribed for this purpose by the Company (including by means of a voice response or other electronic system under circumstances so authorized by the Company). If an investment option has a loss, the Earnings Credit attributable to such investment option will serve to reduce the Account; similarly, if an investment option has a gain, the Earnings Credit attributable to such investment option will serve to increase the Account.

Any Company Make-Whole Match Account will be invested on the hypothetical basis in common stock of Whirlpool Corporation or, prior to the Closing (as defined in the Merger Agreement), in common stock of Maytag; provided that, effective as of the Closing, a Participant (or Beneficiary following the death of a Participant) will be allowed to diversify the investment of such Account in the investment options available under the Plan.

Any Company Performance Match Account and the Elective Deferral Account that reflects the Elective Deferral Credits that resulted in the Company Performance Match Credit will be hypothetically invested in common stock of Whirlpool Corporation or, prior to the Closing, in common stock of Maytag, provided that, a Participant (or Beneficiary following the death of the Participant) will be allowed to diversify the investment of such Account in the investment options available under the Plan.

With respect to any Elective Deferral Account, if the Participant fails to make an investment election, the Earnings Credit on such Account will be based on a money market investment option or such other investment option as may be selected for this purpose by the Investment Committee of Maytag.

Notwithstanding any contrary provision, hypothetical investments in common stock of the Company will be converted into hypothetical investments in common stock of Whirlpool Corporation and cash credits in the same manner that actual stock of the Company is converted into the merger consideration under the terms of the Agreement and Plan of Merger dated August 22, 2005 among the Corporation, Whirlpool Corporation, a Delaware corporation and Whirlpool Acquisition Co. a Delaware corporation and wholly owned subsidiary of Whirlpool Corporation (the “Merger Agreement”). The resulting hypothetical cash credits shall be invested in a money market investment option available under this Plan and will thereafter be subject to the hypothetical investment direction provisions of this Sec. 4.3.2.

IN WITNESS WHEREOF, the Committee has caused this Amendment to be executed this 30th day of March, 2006.

/s/ Ralph F. Hake
Ralph F. Hake, Chairman and Chief Executive Officer

/s/ George C. Moore
George C. Moore, Executive Vice President and Chief Financial Officer

/s/ Mark W. Krivoruchka
Mark W. Krivoruchka, Senior Vice President, Human Resources

/s/ Roger K. Scholten
Roger K. Scholten, Senior Vice President, General Counsel